UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Opinion regarding Valuation of Fixed Assets of ICL Subsidiaries in Israel

Item 1

Opinion regarding Valuation of Fixed Assets of ICL Subsidiaries in Israel

The Company hereby reports that it has received an opinion of an independent appraiser (the “Opinion”), regarding the fair value and the remaining useful life of the fixed assets, including equipment, facilities and infrastructures (“Value of Fixed Assets”), of the subsidiaries Dead Sea Works, Dead Sea Bromine and Dead Sea Magnesium in Israel (the “Subsidiaries”). The Opinion was prepared, among other things, for the purpose of preparation of the Subsidiaries’ financial statements for 2016 and onward, which serve as a basis for the reports filed pursuant to the provisions of the Taxation of Natural Resources Law, that became effective on January 1, 2016, with respect to minerals other than potash, and on January 1, 2017, with respect to the potash mineral (the “Taxation of Natural Resources Law”). There is no resulting change in the Company's consolidated financial statements.

The Opinion was prepared according to one of the methods in International Accounting Standards IAS 16 and IFRS 13, which apply to the Company and to the Subsidiaries and which are generally accepted accounting principles in Israel for the measurement of fixed assets. The Value of Fixed Assets provided in the Opinion is estimated at approx. $6 billion as at December 31, 2015, and at December 31, 2016. The majority of the fixed assets and their fair value, are located, as at the date of the valuation within the concession area. However, they also include fixed assets owned by the Subsidiaries and located outside the area of the Dead Sea concession, as well as fixed assets that are not attached to the ground and therefore do not fall within the definition of “tangible fixed assets” as pertains to the Dead Sea Concession Law (the “Concession Law”).

The Company believes that the applied replacement cost methodology used for estimating the fair value in the Opinion, in accordance with International Accounting Standards, also coincides with the methodology mentioned in the Concession Law for future valuation of the tangible fixed assets that will exist upon termination of the concession period (the “Concession Assets”). However, other interpretations regarding the manner of implementation of the Concession Law’s provisions respecting the methodology for valuation of Concession Assets are possible, and hence, the estimated Value of Fixed Assets determined with respect to the Concession Law could also materially differ from the value as provided in the said Opinion, even with respect to the same assets and to the same dates. There is no certainty as to the manner of interpretation of the provisions of the Concession Law in this context as will be adopted in a legal proceeding, to the extent such proceeding would occur. It is expected that the value of the fixed assets at the date of termination of the concession will change as time passes, and as a result of purchase and disposal of assets from the list of assets that will comprise the fixed assets.

The Opinion regarding the fair value, that was provided for the preparation of the Subsidiaries' financial statements, as aforesaid, is based on separate assumptions and estimates in relation to thousands of items of equipment and facilities used by the Subsidiaries and does not constitute a valuation of the business and operations of the Company or the subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President and Global General Counsel

Date: December 27, 2018